Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 22

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On May 10, 2022, the closing price of our Common Stock was $3.55. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2022.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission File Number: 001-39280

DANIMER SCIENTIFIC, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	84-1924518
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
140 Industrial Boulevard Bainbridge, GA	39817
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (229) 243-7075

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 10, 2022, the registrant had 101,114,861 shares of common stock, $0.0001 par value per share, outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein, as well as in other filings we make with the United States Securities and Exchange Commission (“SEC”) and other written and oral information we release, regarding our future performance constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to, among other things, the impact on our business, operations and financial results of the COVID-19 pandemic (which, among other things, may affect many of the items listed below); the demand for our products and services; revenue growth; effects of competition; supply chain and technology initiatives; inventory and in-stock positions; state of the economy; state of the credit markets, including mortgages, home equity loans, and consumer credit; impact of tariffs; demand for credit offerings; management of relationships with our employees, suppliers and vendors, and customers; international trade disputes, natural disasters, public health issues (including pandemics and related quarantines, shelter-in-place orders, and similar restrictions), and other business interruptions that could disrupt supply or delivery of, or demand for, our products or services; continuation of equity programs; net earnings performance; earnings per share; capital allocation and expenditures; liquidity; return on invested capital; expense leverage; stock-based compensation expense; commodity price inflation and deflation; the ability to issue debt on terms and at rates acceptable to us; the impact and expected outcome of investigations, inquiries, claims, and litigation; the effect of accounting charges; the effect of adopting certain accounting standards; the impact of regulatory changes; financial outlook; and the integration of acquired companies into our organization and the ability to recognize the anticipated synergies and benefits of those acquisitions.

Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You should not rely on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties – many of which are beyond our control, dependent on the actions of third parties, or currently unknown to us – as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those described in Part II, Item 1A, "Risk Factors" and elsewhere in this report and as also may be described from time to time in future reports we file with the SEC. You should read such information in conjunction with our Condensed Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. There also may be other factors that we cannot anticipate or that are not described in this report, generally because we do not currently perceive them to be material. Such factors could cause results to differ materially from our expectations.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the SEC.

PART I—FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS (UNAUDITED)

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
(in thousands, except share and per share data)	2022	2021
Assets:
Current assets:
Cash and cash equivalents	$210,045	$286,487
Accounts receivable, net	18,825	17,149
Other receivables, net	1,378	3,836
Inventories, net	28,230	24,573
Prepaid expenses and other current assets	4,059	4,737
Contract assets	4,305	3,576
Total current assets	266,842	340,358

Property, plant and equipment, net	364,635	316,181
Intangible assets, net	83,578	84,659
Goodwill	62,663	62,649
Right-of-use assets	19,179	19,240
Leverage loans receivable	13,408	13,408
Restricted cash	480	481
Loan fees	1,452	1,397
Other assets	228	224
Total assets	$812,465	$838,597

Liabilities and Stockholders' Equity:
Current liabilities:
Accounts payable	$17,076	$20,790
Accrued liabilities	14,042	18,777
Unearned revenue and contract liabilities	-	214
Current portion of lease liability	3,337	3,337
Current portion of long-term debt, net	218	357
Total current liabilities	34,673	43,475

Private warrants liability	4,583	9,578
Long-term lease liability, net	22,554	22,693
Long-term debt, net	261,459	260,934
Deferred income taxes	723	1,014
Other long-term liabilities	526	638
Total liabilities	$324,518	$338,332

Commitments and Contingencies (Note 15)

Stockholders' equity:
Common stock, $0.0001 par value; 200,000,000 shares authorized: 100,760,215 and 100,687,820 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	$10	$10
Additional paid-in capital	633,213	619,145
Accumulated deficit	(145,276)	(118,890)
Total stockholders’ equity	487,947	500,265
Total liabilities and stockholders’ equity	$812,465	$838,597

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
(in thousands, except share and per share data)	2022	2021

Revenue:
Products	$13,216	$11,024
Services	1,527	2,157
Total revenue	14,743	13,181

Costs and expenses:
Cost of revenue	16,065	11,725
Selling, general and administrative	22,236	10,120
Research and development	7,131	2,619
Total costs and expenses	45,432	24,464
Loss from operations	(30,689)	(11,283)

Nonoperating (expense) income:
Gain (loss) on remeasurement of private warrants	4,995	(80,697)
Interest, net	(992)	(148)
Loss on loan extinguishment	-	(2,604)
Other, net	9	(2)
Total nonoperating income (expense):	4,012	(83,451)
Loss before income taxes	(26,677)	(94,734)
Income taxes	291	-
Net loss	$(26,386)	$(94,734)

Basic and diluted net loss per share	$(0.26)	$(1.12)

Weighted average number of shares used to compute
Basic and diluted net loss per share	100,728,366	84,708,137

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(UNAUDITED)

	Three Months Ended
	March 31,
(in thousands)	2022	2021
Common stock:
Balance, beginning of period	$10	$8
Issuance of common stock	-	1
Balance, end of period	10	9

Additional paid-in capital:
Balance, beginning of period	619,145	414,819
Stock-based compensation expense	13,750	6,665
Fair value of private warrants converted to public warrants	-	13,922
Stock issued under stock compensation plans	373	1,191
Costs related to warrants	(55)	-
Issuance of common stock, net of issuance costs	-	(815)
Balance, end of period	633,213	435,782

Accumulated deficit:
Balance, beginning of period	(118,890)	(58,783)
Net loss	(26,386)	(94,734)
Balance, end of period	(145,276)	(153,517)
Total stockholders' equity	$487,947	$282,274

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
	March 31,
(in thousands)	2022	2021
Cash flows from operating activities:
Net loss	$(26,386)	$(94,734)
Adjustments to reconcile net loss to net cash used in operating activities:
(Gain) loss on remeasurement of private warrants	(4,995)	80,697
Stock-based compensation	13,750	6,665
Depreciation and amortization	4,259	2,100
Inventory reserves	1,056	-
Deferred income taxes	(291)	-
Loss on write-off of deferred loan costs	-	1,900
Amortization of debt issuance costs and debt discounts	572	82
Amortization of right-of-use assets and lease liability	(77)	41
Other	612	38
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable, net	(2,272)	(3,529)
Other receivables	2,458	20
Inventories, net	(4,713)	(3,204)
Prepaid expenses and other current assets	678	(1,498)
Contract assets	(729)	-
Other assets	(4)	125
Accounts payable	725	(669)
Accrued and other long-term liabilities	(2,034)	(2,123)
Unearned revenue and contract liabilities	(214)	(119)
Net cash used in operating activities	(17,605)	(14,208)
Cash flows from investing activities:
Purchases of property, plant and equipment	(58,902)	(23,893)
Acquisition of Novomer, net of cash acquired	(14)	-
Net cash used in investing activities	(58,916)	(23,893)
Cash flows from financing activities:
Proceeds from long-term debt	-	120
Cash paid for debt issuance costs	(196)	(25)
Proceeds from exercise of stock options	164	1,191
Proceeds from employee stock purchase plan	209	-
Principal payments on long-term debt	(44)	(27,037)
Cost related to warrants	(55)	-
Proceeds from issuance of common stock, net of issuance costs	-	(815)
Net cash provided by (used in) financing activities	78	(26,566)
Net decrease in cash and cash equivalents and restricted cash	(76,443)	(64,667)
Cash and cash equivalents and restricted cash-beginning of period	286,968	379,897
Cash and cash equivalents and restricted cash-end of period	$210,525	$315,230

Supplemental cash flow information:
Cash paid for interest	$420	$130
Cash paid for operating leases	$885	$798
Supplemental non-cash disclosure:
Changes in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$7,251	$952

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1. Basis of Presentation

Description of Business

Danimer Scientific, Inc., together with its subsidiaries (“Company”, “Danimer”, “we”, “us”, or “our”), is a performance polymer company specializing in bioplastic replacements for traditional petroleum-based plastics. Our common stock is listed on the New York Stock Exchange under the symbol “DNMR”.

The Company (formerly Live Oak Acquisition Corp. (“Live Oak”)), was originally incorporated in the State of Delaware on May 24, 2019 as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses. Live Oak completed its initial public offering in May 2020. On December 29, 2020, Live Oak consummated a business combination (“Business Combination”) pursuant to an Agreement and Plan of Merger, dated as of October 3, 2020 (as amended by Amendment No. 1, dated as of October 8, 2020, and Amendment No. 2, dated as of December 11, 2020 (collectively “Merger Agreement”), by and among Live Oak, Green Merger Corp. (“Merger Sub.”), and Meredian Holdings Group, Inc. (“Legacy Danimer”). Immediately upon consummation of the Business Combination, Merger Sub. merged with and into Legacy Danimer, with Legacy Danimer surviving the merger as a wholly owned subsidiary of Live Oak. In connection with the Business Combination, Live Oak changed its name to Danimer Scientific, Inc.

On August 11, 2021, we closed the acquisition of Novomer, Inc. (integrated into our business as “Danimer Catalytic Technologies”). Our consolidated results include those of Danimer Catalytic Technologies from the acquisition date forward. Refer to Note 2 for further discussion of the acquisition.

Financial Statements

The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and consolidate all assets and liabilities of the Company and its wholly owned subsidiaries. GAAP requires us to make certain estimates and assumptions in recording assets, liabilities, sales and expenses as well as in the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. All intercompany transactions and balances have been eliminated. Certain reclassifications have been made to previously reported amounts to conform to the current presentation. In preparing these condensed consolidated financial statements, we have considered and, where appropriate, included the effects of the COVID-19 pandemic on our operations. The pandemic continues to provide significant challenges to the U.S. and global economies.

Since we do not have any items of other comprehensive income or loss, there is no difference between net loss and comprehensive (loss) income for the three month periods ended March 31, 2022 or 2021, so a separate Statement of Comprehensive Income (Loss) that would otherwise be required is not presented.

Recently Issued Accounting Pronouncements

There have been no new accounting pronouncements not yet effective that we believe will have a significant effect, or potential significant effect, on our condensed consolidated financial statements.

Note 2. Business Combination

Danimer Catalytic Technologies

On August 11, 2021, we acquired all of the outstanding shares of Novomer, Inc., a privately held company, in exchange for $153.9 million in cash, gross of cash acquired, subject to certain customary adjustments as set forth in the merger agreement. We also entered into employment or consulting agreements with, and granted stock options to, certain key employees and consultants of Novomer Inc. We have also recorded contingent purchase price payable that will be payable to the sellers upon our collection of an income tax refund receivable.

Danimer Catalytic Technologies uses its proprietary thermal catalytic conversion process to produce a unique type of PHA, referred to under its brand name as Rinnovo, that can be incorporated into some of our products as a complement to our existing PHA polymer at reduced cost.

The table below sets forth the preliminary fair values of assets acquired and liabilities assumed including the adjustments recorded in the three months ended March 31, 2022:

	December 31,		March 31,
(in thousands)	2021	Adjustments	2022
Cash and restricted cash	$2,741	$-	$2,741
Property, plant and equipment	18,622	-	18,622
Other assets acquired	2,302	-	2,302
Right-of-use asset	2,715	-	2,715
Acquired technology	84,400	-	84,400
Goodwill	62,649	14	62,663
Deferred tax liability	(14,246)	-	(14,246)
Lease liability	(2,759)	-	(2,759)
Liabilities assumed	(2,004)	(14)	(2,018)
Contingent purchase price payable	(500)	-	(500)
Total preliminary purchase price	$153,920	$-	$153,920

We have recognized the assets acquired and liabilities assumed at their estimated acquisition date fair values, with the excess of the purchase price over the estimated fair values of the identifiable net assets acquired recorded as goodwill.

The accounting for the business combination is based on currently available information and is considered preliminary. The final accounting for the business combination may differ materially from that presented above as future events may provide additional information about the realizability of other assets or the existence of other liabilities at the acquisition date. In addition, income tax returns for 2021 have yet to be filed, and we are validating certain state income tax allocations, which could result in changes to acquisition-date deferred tax liability.

The preliminary estimated goodwill is attributable to the strategic opportunities and synergies that we expect to arise from the acquisition and the value of its existing workforce. The goodwill is not deductible for federal income tax purposes.

The following table compares pro forma revenue and loss from operations for the combined entity for the three months ended March 31, 2021 as if the acquisition had taken place on January 1, 2021 to actual results for the three months ended March 31, 2022. These pro forma results do not necessarily reflect what the combined entity's results would have been had the acquisition taken place at that time, and this pro forma financial information may not be useful in predicting our future financial results. The actual results might have differed significantly from the pro forma amounts reflected herein due to a variety of factors. The following includes pro forma adjustments to reflect amortization of acquired technology intangible assets. We do not disclose pro forma impact related to income taxes or earnings-per-share as we do not believe those are useful to the reader in our situation.

	Three Months Ended March 31,
(in thousands)	2022	2021
Revenue	$14,743	$13,195
Loss from operations	(30,689)	(13,672)

During the three months ended March 31, 2022, Danimer Catalytic Technologies incurred $2.9 million in expenses, including amortization expense.

Note 3. Fair Value Considerations

Fair value is defined as the price we would receive to sell an asset in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities;

Level 2 - Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 - Unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Level 1

The carrying amounts of our cash and cash equivalents and restricted cash were measured using quoted market prices in active markets and represent Level 1 investments. Our other financial instruments such as accounts receivable, accounts payable and accrued expenses, approximate their fair values due to their short maturities. The carrying value of our long-term debt instruments also approximates fair value due to their recent issuance and/or near-term maturities.

We value our restricted stock that does not include market or performance factors at the closing price of a share of our common stock on the grant date, or $5.86 for such restricted stock granted during the three months ended March 31, 2022.

We value our restricted stock with performance factors at the closing price of a share of our common stock on each period end date, or $5.86 at March 31, 2022, since such grants include a cash settlement feature.

Level 2

We value our restricted stock that contain a market-based vesting provision using a Monte Carlo simulation, which takes into account a large number of potential stock price scenarios over time and incorporates varied assumptions about volatility and exercise behavior for those various scenarios. These assumptions are based on market data but cannot be directly observed. A fair value is determined for each potential outcome. There were no restricted stock units that contained a market-based vesting condition issued during the three months ended March 31, 2022.

Level 3

We use the Black-Scholes option pricing model to value stock options, including ESPP awards, and our outstanding warrants to purchase shares of our common stock at an exercise price of $11.50 per share, subject to adjustments, that had been privately placed prior to the Business Combination (“Private Warrants”). The Private Warrants and stock options with a cash-settlement feature are re-valued each period end, and all other stock options are valued on the date of grant only. Other than this mark to market factor, we recognize this expense on a straight-line basis over the respective vesting periods. Since our stock price history as a publicly traded company is shorter in duration than the expected lives of our options (other than ESPP awards), we use a peer group to assess volatility. We have not paid and do not currently anticipate paying a cash dividend on our common stock, so we have set the expected annual dividend yield to zero for all calculations. We used risk-free rates equal to the U.S. Treasury yield curves in effect as of the valuation dates for durations equal to the expected lives of each option. We use the simplified method under Staff Accounting Bulletin Topic 14, defined as the mid-point between the vesting period and the contractual term for each grant, to determine the expected lives of stock options and we use the remaining contractual life of the warrants as their expected life.

The following table sets forth the fair values we calculated and the ranges of values used in our Black Scholes calculations for stock options, other than ESPP awards.

	March 31,	Three Months Ended March 31,
	2022	2022	2021
Share prices of our common stock	$5.86	$3.88 - $5.86	$22.41 - $64.29
Expected volatilities	44.74%	44.42% - 48.51%	41.50% - 41.50%
Risk-free rates of return	2.38%	1.66% - 2.39%	1.05% - 1.05%
Expected option terms (years)	5.31	5.31 - 6.00	6.00 - 6.00
Calculated option values	$2.68	$0.69 - $3.44	$18.52 - $18.52

The table below sets forth the inputs we used in our Black Scholes models for Private Warrants valuations and the fair values determined.

	March 31, 2022	December 31, 2021
Share price of our common stock	$5.86	$8.52
Expected volatility	49.4%	47.6%
Risk-free rate of return	2.41%	1.11%
Expected warrant term (years)	3.75	3.99
Fair value determined per warrant	$1.17	$2.45

Note 4. Inventories, net

Inventories, net consisted of the following:

	March 31,	December 31,
(in thousands)	2022	2021
Raw materials	$13,428	$11,555
Work in process	989	928
Finished goods and related items	13,813	12,090
Total inventories, net	$28,230	$24,573

At March 31, 2022 and December 31, 2021, finished goods and related items included $6.5 million and $5.6 million of finished neat PHA. Inventory at March 31, 2022 is stated net of reserves of $1.1 million related to interim assessments to reduce the carrying value of inventory to its fair value.

Note 5. Property, Plant and Equipment, net

Property, plant and equipment, net, consisted of the following:

(in thousands)	Estimated Useful Life (Years)	March 31, 2022	December 31, 2021
Land and improvements	20	$92	$92
Leasehold improvements	Shorter of useful life or lease term	27,893	27,845
Buildings	15-40	2,156	2,156
Machinery and equipment	5-20	99,716	97,923
Motor vehicles	7-10	912	912
Furniture and fixtures	7-10	433	420
Office equipment	3-10	3,467	3,368
Construction in progress	N/A	262,226	212,647
		396,895	345,363
Accumulated depreciation and amortization		(32,260)	(29,182)
Property, plant and equipment, net		$364,635	$316,181

We reported depreciation and amortization expense (which included amortization of intangible assets) as follows:

	Three Months Ended March 31,
(in thousands)	2022	2021
Cost of revenue	$2,227	$1,839
Selling, general and administrative	161	96
Research and development	1,871	165
Total depreciation and amortization expense	$4,259	$2,100

Construction in progress consists primarily of the build-out of our facility in Winchester, Kentucky and early phases of construction of our new plant in Bainbridge, Georgia. Property, plant and equipment includes gross capitalized interest of $7.3 million and $5.7 million as of March 31, 2022 and December 31, 2021, respectively. For the three months ended March 31, 2022 and 2021, interest costs of $1.6 million and $0.2 million, respectively, were capitalized to property, plant and equipment.

Note 6. Intangible Assets and Goodwill

Intangible Assets

Our recognized intangible assets consist of patents and the unpatented technological know-how of Danimer Catalytic Technologies. Our legacy patents were initially recorded at cost. The values of Danimer Catalytic Technologies' patents and unpatented know-how are inseparable and represent their acquisition-date fair value, less subsequent amortization.

We capitalize patent defense and application costs. Patent costs are amortized on a straight-line basis over their estimated useful lives, which range from 13 to 16 years. The Danimer Catalytic Technologies patents are amortized over its estimated 20 year life. Our intangible portfolio has an estimated weighted average useful life of 19.8 years.

Intangible assets, net, consisted of the following:

	March 31,	December 31,
(in thousands)	2022	2021
Intangible assets, gross	$93,344	$93,244
Capitalized patent costs not yet subject to amortization	971	869
Intangible assets subject to amortization, gross	92,373	92,375
Accumulated amortization	(9,766)	(8,585)
Intangible assets subject to amortization, net	82,607	83,790
Total intangible assets, net	$83,578	$84,659

Amortization expense of $1.2 million and $0.1 million, respectively, during the three months ended March 31, 2022 and 2021 was included in research and development costs.

Goodwill

Changes in the carrying amount of goodwill were as follows:

March 31,
(in thousands)	2022
Balance at beginning of year	$62,649
Adjustment of estimate of fair value of liabilities assumed related to Danimer Catalytic Technologies acquisition	14
Balance at end of year	$62,663

Note 7. Accrued Liabilities

The components of accrued liabilities were as follows:

	March 31,	December 31,
(in thousands)	2022	2021
Construction in progress accruals	$4,751	$8,896
Accrued interest	2,234	274
Compensation and related expenses	1,702	4,572
Accrued loss on supply contract	1,423	1,423
Legal settlement	938	1,250
Accrued taxes	824	500
Transaction costs and other legal fees	500	850
Other	1,670	1,012
Total accrued liabilities	$14,042	$18,777

Note 8. Income Taxes

Income tax expense for the three months ended March 31, 2022 was a benefit of $0.3 million. Our effective income tax rates were 1.09% and zero for the three months ended March 31, 2022 and 2021, respectively. Our effective tax rate differed from the federal statutory rate of 21% due to our valuation allowance against substantially all of our net deferred tax assets.

In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods at which time those temporary differences become deductible.

In making valuation allowance determinations, we consider all available evidence, positive and negative, affecting specific deferred tax assets, including the scheduled reversal of deferred income tax liabilities, projected future taxable income, the length of carry-back and carry-forward periods, and tax planning strategies in making this assessment. At March 31, 2022 we continued to maintain a partial valuation allowance against our net deferred tax assets due to the uncertainty surrounding realization of such assets.

Note 9. Leases

The following table sets forth the allocation of our operating lease costs.

	Three Months Ended March 31,
(in thousands)	2022	2021
Cost of revenue	$628	$530
Selling, general and administrative	127	51
Research and development	132	144
Total operating lease cost	$887	$725

Note 10. Private Warrants

At March 31, 2022 and December 31, 2021, there were 3,914,525 outstanding Private Warrants to purchase shares of our common stock at an exercise price of $11.50 per share, subject to adjustments, which were privately placed prior to the Business Combination. The Private Warrants are exercisable at any time after May 7, 2021. On December 28, 2025, any then outstanding Private Warrants will expire.

The Private Warrants meet the definition of derivative instruments and are reported as liabilities at their fair values at each period end, with changes in the fair value of the Private Warrants recorded as a non-cash charge or gain. A rollforward of the Private Warrants liability is below.

(in thousands)
Balance at December 31, 2021	$(9,578)
Gain on remeasurement of private warrants	4,995
Balance at March 31, 2022	$(4,583)

Note 11. Debt

The components of long-term debt were as follows:

	March 31,	December 31,
(in thousands)	2022	2021
3.25% Convertible Senior Notes	$240,000	$240,000
New Market Tax Credit Transactions	21,000	21,000
Subordinated Term Loan	10,205	10,205
Vehicle and Equipment Notes	368	407
Mortgage Notes	236	242
Asset-based Lending Arrangement	-	-
Total	$271,809	$271,854
Less: Total unamortized debt issuance costs	(10,132)	(10,563)
Less: Current maturities of long-term debt	(218)	(357)
Total long-term debt	$261,459	$260,934

3.25% Convertible Senior Notes

On December 21, 2021, we issued $240 million principal amount of our 3.250% Convertible Senior Notes due 2026 (“Notes”), subject to an indenture (“Indenture”).

The Notes are our senior, unsecured obligations and accrue interest at a rate of 3.250% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. The terms of the Notes are complex and can be found in greater detail in our Annual Report for the year ended December 31, 2021. We will settle conversions by paying or delivering, as applicable, cash, shares of common stock or a combination of cash and shares, at our election. The initial conversion rate, which is subject to change, is approximately $10.79 per share of common stock. If certain liquidity conditions are met, we may redeem the Notes between December 19, 2024, and October 20, 2026. The Notes will mature on December 15, 2026.

Capped Calls

Also in December 2021, in connection with the Notes, we purchased capped calls (“Capped Calls”) with certain well-capitalized financial institutions for $35 million. The Capped Calls are call options that permit us, at our option, to require the counterparties to deliver to us shares of our common stock. We may also net-settle the Capped Calls and receive cash instead of shares. We have not exercised any of the Capped Calls at March 31, 2022, and the Capped Calls expire on April 12, 2027.

Asset-based Lending Arrangement

On April 29, 2021, we entered into a credit facility (“Credit Agreement”), which we amended December 15, 2021, with Truist Bank that includes a $20.0 million variable interest rate asset-based lending arrangement. The amount of the revolving commitment available for borrowing at any given time is subject to a borrowing base formula that is based upon our qualifying accounts receivable and inventory. Any borrowings are secured by these assets. These arrangements mature on April 29, 2026.

Interest on any borrowings is payable monthly and is calculated, at our election, using either a base rate (as defined in the Credit Agreement) plus an applicable margin of 1.50% for revolving loans and 1.75% for equipment loans, or a LIBOR market index rate (“LMIR”) (as defined in the Credit Agreement) plus an applicable margin of 2.50% for revolving loans and 2.75% for equipment loans. If we maintain a trailing twelve month consolidated fixed charge coverage ratio (as defined in the Credit Agreement) of 1.1:1.0 or better and no event of default exists, then the applicable margins for base rate revolving loans and LMIR rate loans are 1.00% and 2.00%, respectively.

The Credit Agreement contains customary affirmative and negative covenants, and after October 29, 2023, we are required to maintain a trailing twelve month consolidated fixed charge coverage ratio of at least 1.1:1.0.

At March 31, 2022, we had no borrowings outstanding under the Credit Arrangement and estimated that our total availability under this arrangement was $1.1 million.

Subordinated Term Loan

In March 2019, we, through a subsidiary, entered into a subordinated second credit agreement (“Subordinated Term Loan”) for $10 million in term loans. The term loans mature on February 13, 2024 and require monthly interest only payments, with the outstanding principal balance due at maturity. The Subordinated Term Loan provides for “springing” financial covenants including a maximum capital expenditures limit, leverage ratio, fixed charge coverage ratio and adjusted EBITDA covenants, certain of which became more restrictive over time, and which do not apply as long as the borrowing subsidiary maintains an unrestricted cash deposit of at least $10 million.

The Subordinated Term Loan remains secured by all real and personal property of the borrowing subsidiary and its subsidiaries but is subordinated to all other existing lenders. At March 31, 2022, we were in compliance with all financial covenants.

New Markets Tax Credit Transactions

We entered into financing arrangements under the New Markets Tax Credit (“NMTC”) program during 2019 with various unrelated third-party financial institutions (individually and collectively referred to as “Investors”), which then invest in certain "Investment Funds.

In each of the financing arrangements, we loaned money to the Investment Funds. These loans of $13.4 million are recorded as leveraged loan receivables as of March 31, 2022 and December 31, 2021. Each Investment Fund then contributed the funds from our loan and the Investor’s investment to a special purpose entity, which then in turn loaned the contributed funds to a wholly owned subsidiary of the Company.

We believe these borrowings, and our related loans to the Investment Funds, will be forgiven in 2026.

Vehicle and Equipment Notes

We have seventeen vehicle and equipment notes outstanding at March 31, 2022 primarily relating to motor vehicles and warehouse equipment. We make monthly payments on these notes at interest rates ranging from 5.11% to 8.49%.

Mortgage Notes

We have two mortgage notes secured by residential property. These notes bear interest at 6.5% and 5.25% with maturity dates in October 2023 and March 2025.

Note 12. Equity

Common Stock

The following table summarizes the common stock activity for the three months ended March 31, 2022 and 2021, respectively.

	Three Months Ended March 31,
	2022	2021
Balance, beginning of period	100,687,820	84,535,640
Issuance of common stock	72,395	803,505
Balance, end of period	100,760,215	85,339,145

Public Warrants

At December 31, 2020, there were 10 million outstanding publicly traded warrants to purchase shares of our common stock with an exercise price of $11.50 per share, subject to adjustments (“Public Warrants”). The Public Warrants were exercisable and potentially redeemable after May 7, 2021.

On June 16, 2021, we redeemed 50,965 Public Warrants, which included all unexercised Public Warrants. Prior to the redemption, 12,033,169 Public Warrants, including some Public Warrants that had initially been Private Warrants, were exercised. Net of fees, we collected $138.1 million in connection with these exercises and redemptions. The Public Warrants had qualified as equity instruments and we had included them in additional paid-in capital.

Non-Plan Legacy Danimer Options and Warrants

Prior to 2017, Legacy Danimer had issued 208,183 stock options that were not a part of either the 2016 Executive Plan or the 2016 Omnibus Plan. These options had a weighted average exercise price of $30 per share. On December 29, 2020, the then-remaining 30,493 of these options were converted to options to purchase 279,255 shares of our common stock with a weighted average exercise price of $3.28 per share. During 2021, 153,763 of these options were exercised and as of March 31, 2022, 125,489 of these options remain.

As of December 29, 2020, Legacy Danimer had 55,319 warrants outstanding with an exercise price of $30 per share. In connection with the Business Combination, these options were converted to options to purchase 506,611 shares of our common stock with an exercise price of $3.28 per share. All remaining Legacy Danimer warrants were exercised during the three month period ended March 31, 2021 on a cashless basis by issuing 435,961 shares of common stock.

Anti-dilutive Instruments

The following instruments were excluded from the calculation of diluted shares outstanding because the effect of including them would have been anti-dilutive.

	Three Months Ended March 31,
	2022	2021
Convertible debt	22,250,040	-
Employee stock options	11,227,250	10,682,969
Public Warrants	-	10,518,847
Private Warrants	3,914,525	5,481,847
Restricted shares	2,671,482	-
Performance shares	50,251	-
Legacy Danimer options	125,489	279,253
Total excluded instruments	40,239,037	26,962,916

Note 13. Revenue

We evaluate financial performance and make resource allocation decisions based upon the results of our single operating and reportable segment; however, we believe presenting revenue split between our primary revenue streams of products and services best depicts how the nature, amount, timing and certainty of our net sales and cash flows are affected by economic factors.

We generally produce and sell finished products, for which we recognize revenue upon shipment. Due to the highly specialized nature of our products, returns are infrequent, and therefore we do not estimate amounts for sales returns and allowances. There are no forms of variable consideration such as discounts, rebates, or volume discounts that we estimate to reduce our transaction price.

We defer certain contract fulfillment costs. These costs are amortized to cost of revenue on a per-pound basis as we sell the related product. During the three months ended March 31, 2022 and 2021, we charged $0.2 million and $0.2 million, respectively, of fulfillment costs to cost of revenue. At March 31, 2022 and December 31, 2021 we had recorded gross contract assets of $2.6 million and $1.4 million, respectively, related to these fulfillment costs.

Our R&D services contract customers generally pay us at the commencement of the agreement and then at additional intervals as outlined in each contract. We recognize contract liabilities for such payments and then recognize revenue as we satisfy the related performance obligations. To the extent collectible revenue recognized under this method exceeds the consideration received, we recognize contract assets for such unbilled consideration.

The following table shows the significant changes in the R&D contract asset and contract liability balances.

	March 31,		December 31,
	2022		2021
(in thousands)	Contract Assets	Contract Liabilities	Contract Assets	Contract Liabilities
Beginning balance	$2,128	$(214)	$-	$(2,115)
Revenue recognized	772	582	2,128	4,157
Unearned consideration received	-	(368)	-	(2,256)
Ending balance	$2,900	$(0)	$2,128	$(214)

Disaggregated Revenues

Revenue by geographic areas is based on the location of the customer. The following is a summary of revenue information by major geographic area:

	Three Months Ended March 31,
(in thousands)	2022	2021
Domestic	$10,828	$10,887
Germany	2,689	1,255
Belgium	528	-
Switzerland	301	800
All other countries	397	239
Total revenues	$14,743	$13,181

Note 14. Stock-Based Compensation

We grant various forms of stock-based compensation, including restricted stock units, stock options and performance-based restricted stock units under our Danimer Scientific, Inc. 2020 Long-Term Equity Incentive Plan (“2020 Incentive Plan”) and employee stock purchase plan instruments under our 2020 Employee Stock Purchase Plan (“2020 ESPP”).

We also have outstanding employee and director stock options that had been issued prior to the Business Combination under legacy stock plans.

The 2020 Incentive Plan provides for the grant of stock options, stock appreciation rights, and full value awards. Full value awards include restricted stock, restricted stock units, deferred stock units, performance stock and performance stock units.

In connection with the acquisition of Novomer, Inc. described in Note 2, we obtained additional authorized share pool of 289,951 shares, which could only be granted to former Novomer, Inc. employees or employees hired after August 11, 2021, of which no shares remain at March 31, 2022.

On January 16, 2022, our Board approved the assumption of the remaining authorized but unissued 2,895,411 shares under the Legacy Danimer 2016 Executive Plan and 2016 Omnibus Plan into our 2020 Incentive Plan.

On March 31, 2022 and December 31, 2021, 1,958,463 shares and 213,997 shares, respectively, of our common stock remained authorized for issuance with respect to awards under the 2020 Incentive Plan.

The 2020 ESPP Plan provides for the sale of our common stock to our employees through payroll withholding at a discount of 15% from the lower of the closing price of our common stock on the first or last day of each biannual offering period. Up to 2,571,737 shares of our common stock were authorized to be issued under this plan. We have issued 27,407 shares as of March 31, 2022.

These share pool limits are subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

The following table sets forth the allocation of our stock-based compensation expense.

	Three Months Ended March 31,
(in thousands)	2022	2021
Cost of revenue	$29	$26
Selling, general and administrative	11,866	5,780
Research and development	1,805	859
Total stock-based compensation	$13,700	$6,665

Restricted Shares

During the three months ended March 31, 2022, we granted 38,659 restricted shares that lapse on February 7, 2023 and 103,092 restricted shares that lapse on successive thirds of the award on February 7, 2023, 2024 and 2025, respectively. We recognize the compensation expense for these shares on a straight-line basis from the grant date through February 7, 2025. During the three months ended March 31, 2021, we granted 1,517,836 restricted shares. The restrictions on these shares lapse on successive thirds of the award on December 29, 2021, 2022 and 2023, respectively, and 505,944 of these shares vested during 2021. We recognize the compensation expense for these shares on a straight-line basis from the grant date through December 29, 2023. We recognized $4.7 million and $1.4 million of expense related to these awards during the three months ended March 31, 2022 and 2021, respectively, and 1,153,642 shares remained outstanding at March 31, 2022.

Also during the three months ended March 31, 2021, we granted 1,517,840 restricted shares for which the restrictions lapse on successive thirds of the award on the first date the volume-weighted average price per share of our common stock equals or exceeds $24.20 for any 20 trading dates within 30-day trading periods beginning on December 29, 2021, 2022, and 2023, respectively. We are recognizing the compensation expense for these shares on a straight-line basis from the grant date through January 2024. We recognized $4.6 million and $1.4 million of expense during the three months ended March 31, 2022 and 2021, respectively, and all of these shares remained outstanding at March 31, 2022.

Performance Shares

On March 31, 2022, we awarded 489,949 shares of restricted stock with performance conditions. These shares are unvested until attainment of performance targets defined in the grant agreement as follows:

•
30% of the shares are subject to a total PHA revenue metric based on 2024 financial results. 50% of these shares vest if total PHA revenue is $151 million, 100% vest if total PHA revenue is $189 million or higher, with prorated vesting between $151 million and $189 million.
•
30% of the shares are subject to an Adjusted EBITDA Metric based on 2024 financial results. 50% of these shares vest if Adjusted EBITDA is $9.2 million, 100% vest if Adjusted EBITDA is $13.8 million or higher, with prorated vesting between $9.2 million and $13.8 million.
•
40% of the shares are subject to a Neat PHA production capacity metric based on a third party assessment at December 31, 2024, 50% of the shares vest if capacity is 68 million pounds, 100% vest if capacity is 81 million pounds or higher, with prorated vesting between 68 million pounds and 81 million pounds.

On July 23, 2021, we awarded 95,943 shares of restricted stock with performance conditions. These shares are unvested until attainment of performance targets defined in the grant agreement as follows:

•
30% of the shares are subject to a return on equity "ROE" metric based on 2023 financial results. 50% of these shares vest if ROE is 5%, 100% vest if ROE is 9% or higher, with prorated vesting between 5% and 9%.
•
30% of the shares are subject to an EBITDA Metric based on 2023 financial results. 50% of these shares vest if EBITDA is $45 million, 100% vest if ROE is $65 million or higher, with prorated vesting between $45 million and $65 million.
•
40% of the shares are subject to a Neat PHA production capacity metric based on a third party assessment at December 31, 2023, 50% of the shares vest if capacity is 75 million pounds, 100% vest if capacity is 90 million pounds or higher, with prorated vesting between 75 million pounds and 90 million pounds.

In addition to these performance conditions, vesting of certain of these shares is also subject to having sufficient capacity in the 2020 Incentive Plan, which may not have enough shares remaining to fulfill these awards. In the event registered shares are unavailable, 535,641 of the 585,892 outstanding performance shares must be settled in cash as calculated using the price of our common stock on the vesting date. Due to this cash settlement feature, certain performance shares are accounted for as a liability. During the quarter ended March 31, 2022, we recognized expense of $0.1 million, included in selling, general and administrative expenses, and recorded a long-term liability of $0.1 million. Those certain performance shares are marked to market using the price of our common stock with a life-to-date adjustment. Other than this mark to market effect, expense is recognized on a straight-line basis between the date of grant and the vesting date, which we anticipate will be in February 2024 and March 2025, respectively. All of these performance shares remained outstanding at March 31, 2022.

Stock Options

A summary of stock option activity under our equity plans for the three months ended March 31, 2022 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance, December 31, 2021	10,589,010	$14.85	7.39	$22,473,835
Granted	688,240	3.96
Exercised	(50,000)	3.28		81,300
Balance, March 31, 2022	11,227,250	14.24	7.32	11,642,645
Exercisable	4,357,385	$4.78	4.96	$10,334,662
Vested and expected to vest	11,227,250	$14.24	7.32	$11,642,645

The aggregate intrinsic values are calculated as the difference between the exercise price of the indicated stock options and the fair value of our common stock on the respective exercise dates or on March 31, 2022, as applicable.

In addition to the stock options granted under our equity plans, during the quarter ended March 31, 2022, we granted 972,222 stock options that contained a cash-settlement feature if adequate shares were not available to settle the award by the vesting dates. During 2021, we granted 1,710,947 options that vest ratably on the three successive anniversaries of the grant date with the same cash-settlement feature. For the three months ended March 31, 2022, we recognized expense of $0.5 million and recorded a long-term liability of $0.5 million related to these stock options.

The weighted average grant-date fair values of options granted during the three month period ended March 31, 2022 and 2021, were $1.77 and $18.52, respectively.

As of March 31, 2022, there was $107.2 million of unrecognized compensation cost related to unvested stock options and restricted shares granted under the 2020 Incentive Plan. That cost is expected to be recognized over a weighted-average period of 2.9 years.

Note 15. Commitments and Contingencies

Commitments

In connection with our 2007 acquisition of certain intellectual property, we agreed to pay royalties upon production and sale of PHA. The royalty is $0.05 per pound for the first 500 million pounds of PHA sold and decreases to $0.025 per pound for cumulative sales in excess of that amount until the underlying patents expire. We incurred approximately $0.1 million in royalties during each of the three months ended March 31, 2022 and 2021.

We have open purchase orders related to our Kentucky Facility Phase II expansion and our Greenfield plant construction totaling $125.7 million with anticipated delivery at various dates through August 2024.

In November 2015, we terminated a former executive and terminated our contract with an advisory firm (“Advisory Contract”), pursuant to which we, through the advisory firm, engaged the individual as an executive of the Company. In December 2015, we deemed the Advisory Contract, together with all related arrangements in connection therewith, void, including any share issuances in connection with such arrangements. We filed suit against the former executive and the advisory firm during 2016, and various counterclaims were filed by the former executive and the advisory firm. During the third quarter of 2020, this matter was settled, we agreed to pay $8 million to resolve all outstanding claims, the executive agreed to the cancellation of any shares issued to him pursuant to the Advisory Contract and related arrangements, and the parties exchanged of mutual releases. The remaining unpaid liability of $0.9 million and $1.25 million is included in accrued liabilities at March 31, 2022 and December 31, 2021, respectively.

Litigation Matters

On May 14, 2021 a class action complaint was filed by Darryl Keith Rosencrants in the United States District Court for the Eastern District of New York, on May 18, 2021, a class action complaint was filed by Carlos Caballeros in the United States District Court for the Middle District of Georgia, on May 18, 2021 a class action complaint was filed by Dennis H. Wilkins also in the United States District Court for the Middle District of Georgia, and on May 19, 2021, a class action complaint was filed by Elizabeth and John Skistimas in the United States District Court for the Eastern District of New York. Each plaintiff or plaintiffs brought the action individually and on behalf of all others similarly situated against the Company.

The alleged class varies in each case but covers all persons and entities other than Defendants who purchased or otherwise acquired our securities between October 5, 2020 and May 4, 2021 (“Class Period”). Plaintiffs are seeking to recover damages caused by Defendants’

alleged violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“1934 Act”) and Rule 10b-5 promulgated thereunder. The complaints are substantially similar and are each premised upon various allegations that throughout the Class Period, Defendants made materially false and misleading statements regarding, among other things, our business, operations and compliance policies.

Plaintiffs seek the following remedies: (i) determining that the lawsuits may be maintained as class actions under Rule 23 of the Federal Rules of Civil Procedure, (ii) certifying a class representative, (iii) requiring Defendants to pay damages allegedly sustained by plaintiffs and the class members by reason of the acts alleged in the complaints, and (iv) awarding pre-judgment and post-judgment interest as well as reasonable attorneys’ fees, expert fees and other costs.

On July 29, 2021, the Georgia court transferred the Georgia cases to New York, and all four class actions have been consolidated into a single lawsuit in the Eastern District of New York.

On January 19, 2022, a Consolidated Amended Class Action Complaint (“Amended Complaint”) was filed in the Eastern District of New York, naming as defendants the Company, its directors and certain of its officers as well as certain former directors (collectively, “Defendants”). The Amended Complaint is brought on behalf of a class consisting of (i) purchasers of shares of the Company during the period October 5, 2020 to May 4, 2021, (ii) all holders of the Company’s Class A common stock entitled to vote on the merger transaction between the Company and Meredian Holdings Group, Inc. consummated on December 28, 2020 and (iii) purchasers of Company securities pursuant to the Company’s Registration Statement on Form S-4 that was declared effective on December 16, 2020 or the Company’s Registration Statement on Form S-1 that was declared effective on February 16, 2021. The Amended Complaint asserts claims for violations of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rules 10(b)-5(a)-(c) promulgated thereunder and Sections 11, 12 and 15 of the Securities Act of 1933. Plaintiffs seek the following remedies: (a) a determination that the lawsuit is a proper class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and certifying Plaintiffs as class representative, (b) awarding compensatory and punitive damages allegedly sustained by the class members by reason of the acts set forth in the Amended Complaint and (c) awarding pre-judgment and post-judgment interest and costs and expenses, including reasonable attorneys’ fees and experts’ fees and other costs. The Defendants will file a motion to dismiss the Amended Complaint in accordance with the following briefing schedule: motion due by May 13, 2022, opposition due by July 14, 2022 and reply due by August 30, 2022.

On May 24, 2021, a shareholder derivative lawsuit was filed in the Court of Chancery of the State of Delaware by Richard Delman on behalf of the Company, alleging breach of fiduciary duty against the Company’s directors. On October 6, 2021, a shareholders derivative lawsuit was filed in the United States District Court for the District of Delaware by Ryan Perri on behalf of the Company, alleging breach of fiduciary duty against the Company’s directors. Both derivative lawsuits have been stayed pending the outcome of Defendants’ intended motion to dismiss the securities class actions. These derivative complaints repeat certain allegations which are already in the public domain. Defendants deny the allegations of the above complaints, believe the lawsuits are without merit and intend to defend them vigorously.

Since we are unable to estimate the likelihood of incurring a loss, or the amount of loss, if any, related to these matters, we have not accrued any losses for these matters at March 31, 2022.

On May 5, 2021, we received a letter from the Atlanta regional office of the SEC, in connection with a non-public, fact-finding inquiry, requesting that we voluntarily produce certain specified information. On July 14, 2021, we timely and voluntarily produced the information requested by the SEC. On January 26, 2022, we received a follow-up request from the SEC for additional documents and information. By April 8, 2022, we timely and voluntarily produced the additional information requested by the SEC and have since received no further correspondence.

In the ordinary course of business, we may be a party to various other legal proceedings from time to time.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q (this “Report”) of Danimer Scientific, Inc. contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Except where the context otherwise requires or where otherwise indicated, the terms the “Company,” “Danimer,” “we,” “us,” and “our,” refer to the consolidated business of Danimer Scientific, Inc. and its consolidated subsidiaries. All statements in this Report, other than statements of historical fact, are forward-looking statements These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements may contain words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” the negative of such terms and other similar expressions which are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to its business. Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” or elsewhere in this Report.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. These forward-looking statements are based on information available as of the date of this Report (or, in the case of forward-looking statements incorporated herein by reference, if any, as of the date of the applicable filed document), and any accompanying supplement, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•
our ability to recognize the anticipated benefits of business combinations, which may be affected by, among other things, competition, and our ability to grow and manage growth profitably following business combinations;
•
costs related to business combinations;
•
changes in applicable laws or regulations;
•
the outcome of any legal proceedings against us;
•
the effect of the COVID-19 pandemic on our business;
•
our ability to execute our business model, including, among other things, market acceptance of our products and services and construction delays in connection with the expansion of our facilities;
•
our ability to raise capital;
•
the possibility that we may be adversely affected by other economic, business, and/or competitive factors;
•
our ability to timely and effectively remediate material weaknesses and maintain effective internal control over financial reporting and disclosure and procedures; and
•
other risks and uncertainties set forth in the section entitled “Risk Factors” of this Report, which is incorporated herein by reference

Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in this Report, specifically the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Other risks and uncertainties are and will be disclosed in our prior and future SEC filings. The following information should be read in conjunction with the Condensed Consolidated Financial Statements and related notes appearing in Part I, Item 1 of this Report.

Introductory Note

The following discussion and analysis of our financial condition and results of operations describes the business historically operated by Meredian Holdings Group and its subsidiaries (“Legacy Danimer”) under the “Danimer Scientific” name as an independent enterprise prior to December 29, 2020.

On December 29, 2020, the registrant, Live Oak Acquisition Corp. (“Live Oak”), merged with and into Legacy Danimer, with Legacy Danimer surviving as the surviving company (“Business Combination”) and as a wholly owned subsidiary of Live Oak, and changed its name from Live Oak Acquisition Corp. to Danimer Scientific, Inc. (“Danimer”). Live Oak was incorporated in the State of Delaware on May 24, 2019 as a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses. Live Oak completed its initial public offering in May 2020.

On August 11, 2021, we closed the acquisition of Novomer, Inc. (“Danimer Catalytic Technologies”) in exchange for $153.9 million in cash, gross of cash acquired, subject to certain customary adjustments as set forth in the merger agreement. Danimer Catalytic Technologies' financial results are included in those of the Company from that date forward. Danimer Catalytic Technologies utilizes feedstocks as an input into its proprietary thermal catalytic conversion process to produce a unique type of PHA or p(3HP) or otherwise referred to under its brand name as Rinnovo.

Overview

We are a performance polymer company specializing in bioplastic replacement for traditional petroleum-based plastics. We bring together innovative technologies to deliver biodegradable bioplastic materials to global consumer product companies. We believe that we are the only commercial company in the bioplastics market to combine the production of a base polymer along with the reactive extrusion capacity in order to give customers a “drop-in” replacement for a wide variety of petroleum-based plastics. We derive our revenue from product sales of PLA- and PHA-based resins as well as from services such as R&D and tolling.

PHA-Based Resins

We are a leading producer of polyhydroxyalkanoate (“PHA”), a biodegradable plastic alternative, which we sell under the proprietary Nodax brand name, for use in a wide variety of plastic applications including straws and food containers, among other things. We make Nodax through a fermentation process where bacteria consume vegetable oil and make PHA within their cell walls as energy reserves. We harvest the PHA from the bacteria, then purify and filter the bioplastic before forming the PHA into pellets, which we combine with other inputs using a reactive extrusion process to manufacture formulated finished product. PHAs are a complete replacement for petroleum-based plastics where the convertors do not have to purchase new equipment to switch to the new biodegradable plastic. Utilizing PHA as a base resin significantly expands the number of potential applications for bioplastics in the industry and enables us to produce resin that is not just compostable, but also fully biodegradable.

We recently began making PHA on a commercial scale. In December 2018, we acquired a fermentation facility in Winchester, Kentucky (“Kentucky Facility”). We embarked on a two-phase commissioning strategy for the Kentucky Facility. Phase II construction is underway with production expected to commence in the second quarter of 2022, which will expand the capacity of the plant by 45 million pounds of finished product, bringing total plant capacity up to 65 million pounds of finished product per year. We have invested approximately $122 million of the projected $128 million, in the Phase II expansion through March 31, 2022 excluding pre-engineering costs, capitalized interest and internal labor and overhead.

In November 2021, we broke ground for the construction of a PHA plant in Bainbridge, Georgia (“Greenfield Facility”) that would require a capital investment of approximately $500 million to $612 million with a planned annual production capacity of approximately 125 million pounds of finished product. Through March 31, 2022, we have invested approximately $100 million in the Greenfield Facility, excluding capitalized interest and internal labor and overhead. We may add additional capacity to the Greenfield Facility at a future date.

We currently anticipate spending between $100 million to $180 million on the Rinnovo plant. Once the Rinnovo plant is completed and after making some additional investments in extrusion capacity, the Danimer network is expected to have production capacity of approximately 330 million pounds of PHA-based finished product resins when blended with other inputs. Danimer also expects to have approximately 60 million pounds of Rinnovo remaining to sell on a standalone basis or in formulations that don't include Nodax.

PLA-Based Resins

Since 2004, we have been producing proprietary plastics using a natural plastic called polylactic acid (“PLA”) as a base resin. PLA has limited functionality in its unformulated, or “neat,” form. We purchase PLA and formulate it into bioplastic resins by leveraging the expertise of our chemists and our proprietary reactive extrusion process. Our formulated PLA products allow many companies to begin to use renewable and compostable plastics to meet their customers’ growing sustainability needs. We were the first company in the world to create a bioplastic suitable for coating disposable paper cups to withstand the temperatures of hot liquids such as coffee. We have expanded our product portfolio and now supply customers globally.

Research and Development and Other Services

Our technology team partners with global consumer product companies to develop custom biopolymer formulations for specific applications. R&D contracts are designed to develop a formulated resin using PHA, PLA and other biopolymers that can be run efficiently on existing conversion equipment. We expect successful R&D contracts to culminate in supply agreements with the customers. Our R&D services not only provide revenue but also a pipeline of future products.

In addition to producing our own products, we also toll manufacture for customers that need the unique extruder or reactor setup we employ for new or scale-up production. Our specialty tolling services primarily involve processing customer-owned raw materials to assist them in addressing their extrusion capacity constraints or manufacturing challenges.

Comparability of Financial Information

Our results of operations may not be comparable between periods as a result of the Business Combination and the acquisition of Danimer Catalytic Technologies.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below.

Factors Impacting Our Revenue

Our product revenue is significantly impacted by our ability to successfully scale the Kentucky Facility for commercial production of PHA. The completion of Phase II of the Kentucky Facility will significantly increase our capacity to produce and sell PHA, which is in high demand by our customers. Using Nodax as a base resin significantly expands the number of potential applications for bioplastics and also enables us to produce a resin that is not just compostable, but also fully biodegradable. Since we just recently introduced our PHA on a commercial scale, our product revenues are also impacted by the timing and success of customer trials as well as product degradation testing and certifications. Our product revenue from PLA-based resins is primarily impacted by the effective launch of new product offerings in new markets by our customers as well as the ability of our suppliers to continue to increase their production capacity of neat PLA. Finally, our product revenue is impacted by our ability to deliver biopolymer formulations that can be efficiently run on customer conversion equipment and meet customer application specifications and requirements.

Our services revenue is primarily impacted by the timing of, and execution against, customer contracts. Research and development services generally involve milestone-based contracts to develop PHA-based solutions designed to a customer’s specifications. Service revenues are recognized over time with progress measured based on personnel hours incurred to date as a percentage of total estimated personnel hours for each contract. Upon the completion of research and development contracts, customers generally have the option to enter into long-term supply agreements with us for the developed product solutions. Our ability to grow our services revenue depends on our ability to develop a track record of developing successful biopolymer formulations for our customers and effectively transitioning those formulations to commercial scale production.

Factors Impacting Our Expenses

Costs of revenue

Cost of revenue is comprised of costs of goods sold and direct costs associated with research and development service projects. Costs of goods sold consists of raw materials and ingredients, labor costs including stock-based compensation for production staff, related production overhead, rent and depreciation costs. Costs associated with research and development service contracts include labor costs, related overhead costs and outside consulting and testing fees incurred in direct relation to the specific service contract.

Selling, general and administrative expense

Selling, general and administrative expense consists of salaries, marketing expense, corporate administration expenses, stock-based compensation not allocated to research and development or costs of revenue personnel, and elements of depreciation, rent and facility expenses that are not directly attributable to direct costs of production or associated with research and development activities.

Research and development expense

Research and development expense includes salaries, stock-based compensation, third-party consulting and testing fees, and rent and related facility expenses directly attributable to research and development activities not associated with revenue generating service projects.

Impacts Related to the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a global pandemic and recommended containment and mitigation measures worldwide. In response, government authorities have issued an evolving set of mandates, including requirements to shelter-in-place, curtail business operations, restrict travel and avoid physical interaction. These mandates and the continued spread of COVID-19 have disrupted normal business activities in many segments of the global economy, resulting in weakened economic conditions. Government mandates have been lifted by certain public authorities and economic conditions have improved in certain sectors of the economy. Certain regions of the world have experienced increasing numbers of COVID-19 cases, however, and if this continues and if public authorities intensify efforts to contain the spread of COVID-19, normal business activity may be further disrupted and economic conditions could weaken.

Our ability to continue to operate without any significant negative impacts will in part depend on our ability to protect our employees and our supply chain. We have endeavored to follow actions recommended by governments and health authorities to protect our employees, with particular measures in place for those working in our manufacturing and laboratory facilities. We have been able to broadly maintain our operations, and we intend to continue to work with our stakeholders (including customers, employees, suppliers and local communities) to responsibly address this global pandemic. However, uncertainty resulting from the global pandemic could result in an unforeseen disruption to our supply chain (for example a closure of a key manufacturing or distribution facility or the inability of a key supplier or transportation partner to source and transport materials and equipment) that could impact our operations and capital projects.

Although our revenue has continued to grow during the continuing global pandemic, we believe that some of our customers have deferred decision making and commitments regarding future orders and new contracts. The global pandemic has also resulted in delays in performing trials with new customers and obtaining certification for new products. We have not observed any material impairments of, or other significant changes to, the fair value of our assets due to the COVID-19 pandemic.

For additional information on risk factors that could impact our results, please refer to “Risk Factors” located elsewhere in this Report.

Current Developments

During the first quarter, we made further inroads in our mission to create biodegradable consumer packaging and other products which address the global plastics waste crisis, building on our team’s many accomplishments since we became a public company in late 2020 by:

•
entering into a partnership agreement with Hyundai,
•
increasing our PHA production capacity,
•
making additional progress in negotiating development and supply agreements with our blue-chip customers, and
•
remaining on schedule with the construction of our Phase II Kentucky Facility expansion.

Some of our PLA materials are used in products that are sold into Russia and Ukraine, and such sales have been disrupted by the ongoing conflict there. Further, the producer of those products is seeking to use a new formulation and we do not know if we will be awarded that business. As a result, PLA sales declined during the quarter, we expect them to decline as compared with the prior year for the remainder of 2022, and we recorded a charge of $1.0 million during the quarter to reflect the reduced fair value of our raw material and finished goods on hand related solely to this business.

Russia & Ukraine Conflict

With respect to the war in the Ukraine, our business and operational environment is impacted by, among other things, responsive governmental actions including sanctions imposed by the U.S. and other governments.

While we do not have operations in either country, we have experienced a decline in sales due to the conflict. We have also experienced supply chain challenges and increased logistics and raw material costs which we believe may be due in part to the negative impact on the global economy from the ongoing war in Ukraine, including but not limited to canola oil, which our PHA production currently uses as a feedstock. Prior to the Russian invasion, Ukraine was a significant producer of canola, though we do not source from Ukraine, and we have already placed orders to reduce our exposure to shortages or inflation.

The extent to which the conflict may continue to impact Danimer in future periods will depend on future developments, including the severity and duration of the conflict, its impact on regional and global economic conditions, and the extent of supply chain disruptions. We will continue to monitor the conflict and assess the related sanctions and other effects and may take further actions if necessary.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. Our disclosure of our key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results, are set forth in our Annual Report on Form 10-K for the year ended December 31, 2021.

Condensed Consolidated Results of Operations for the Three Months Ended March 31, 2022 and 2021:

	Three Months Ended March 31,
(in thousands)	2022	2021	Change
Revenue:
Products	$13,216	$11,024	$2,192
Services	1,527	2,157	(630)
Total revenue	14,743	13,181	1,562
Cost of revenue	16,065	11,725	4,340
Gross profit	(1,322)	1,456	(2,778)
Gross profit percentage	-9.0%	11.0%
Operating expense:
Selling, general and administrative	22,236	10,120	12,116
Research and development	7,131	2,619	4,512
Total operating expenses	29,367	12,739	16,628
Loss from operations	(30,689)	(11,283)	(19,406)
Nonoperating income (expense):
Gain (loss) on measurement of private warrants	4,995	(80,697)	85,692
Loss on loan extinguishment	-	(2,604)	2,604
Interest, net	(992)	(148)	(844)
Other, net	9	(2)	11
Total nonoperating income (expense)	4,012	(83,451)	87,463
Loss before income taxes	(26,677)	(94,734)	68,057
Income taxes	291	-	291
Net loss	$(26,386)	$(94,734)	$68,348

Revenue

The increase in product revenue was driven by a 15% increase in pounds sold and a 4% increase in our weighted average selling price. In the first quarter of 2022, PHA-based products represented 52% of total revenue and only represented 29% of total revenue during the same period in the prior year. PHA-based product sales increased $3.9 million due to production capacity ramp-up in our Kentucky Facility. PLA-based product sales decreased $1.8 million compared to the prior year period primarily due to the conflict in Ukraine.

The decrease in service revenue relates primarily to a $0.6 million decrease in revenue from research and development contracts. We recognize revenue for these R&D services over time with progress measured based on personnel hours incurred to date as a percentage of total estimated personnel hours for each performance obligation identified within the contract, and we incurred fewer such hours in the current year as certain projects near completion.

Three of our customers accounted for 58% and 54% of total revenue for the three months ended March 31, 2022 and 2021, respectively.

Cost of revenue and gross profit

Cost of revenue increased 37% for the three months ended March 31, 2022 as compared with the three months ended March 31, 2021. This is largely driven by the 15% increase in pounds sold noted above. Cost of revenue for the current quarter includes a $1.0 million charge for inventory associated with certain customers that sell product in Ukraine and a charge for unusual manufacturing costs of $0.3 million resulting from temporary changes put in place during a safety review performed following the December 2021 fire in our Kentucky Facility, which combined represent another 11% of this increase. Most of the remaining increase is related to the relative mix between PHA and PLA sales. As noted above, PHA sales increased significantly as a percentage of total product revenue this quarter as compared with the prior year quarter. While the Phase I Kentucky Facility has reached the ability to produce at full capacity, much of what was sold during the quarter had been produced previously, during periods of lower utilization and higher fixed cost absorption rates. As a result, the margin profile of the PHA sold continues to be lower than that of our PLA products. We believe the margin profile of our PHA products will continue to improve after this older, higher-cost inventory works through the channel and Phase II of our expansion comes online and begins to operate at scale.

The decline in gross profit percentage was primarily due to lower volumes of PLA products that led to a lower margin for those products in the current quarter, combined with lower R&D and tolling services revenue, partially offset by higher PHA volumes at improved margins. Our gross profit percentage was also impacted by $1.3 million, or 9% of total revenue, of specifically-identified charges also noted above for the quarter.

Operating expenses

The increase in selling, general and administrative expense was due primarily to an increase in stock-based compensation expense of $6.1 million primarily related to equity awards granted since the prior year period as well as $1.5 million in compensation and benefit related expenses due to headcount increases during the prior and current year, an increase of $1.4 million in legal costs incurred to support our transition to becoming a publicly traded company, $0.6 million increase in office expenses and $0.4 million increase in property and other insurance costs and increased accrued property taxes associated with our growing asset base. The increase in research and development expense period over period was primarily due to $2.6 million increase of R&D expense of Danimer Catalytic Technologies (including $1.7 million of depreciation and amortization), an increase of $1.0 million due to compensation and benefits costs related to additional headcount in the research and development areas and an increase in stock-based compensation of $0.9 million primarily related to equity awards granted since the prior year.

Gain (loss) on remeasurement of private warrants

The current quarter remeasurement gain on our Private Warrants represents a decrease in the fair value of each of the 3.9 million outstanding Private Warrants due primarily to a decrease in the market price of our common stock during the period. The prior year quarter remeasurement loss was, conversely, due to the common stock price increase during that period.

Interest expense

The increase in interest expense, net of capitalization, primarily resulted from the issuance of our $240 million principal amount 3.250% Convertible Senior Notes in December 2021.

Income taxes

For the current quarter, we had a tax benefit of $0.3 million as compared to no tax benefit or expense in the prior year quarter. Our effective tax rates differed from the federal statutory rate of 21% due to our net loss position and maintaining a full valuation allowance, other than as noted in connection with the acquisition of Danimer Catalytic Technologies.

Net loss

We reported a net loss in the three months ended March 31, 2022 of $26.4 million as compared with a loss of $94.7 million in the prior year period. The decrease in loss before income taxes for the three months ended March 31, 2022 compared with 2021 was primarily attributable to loss on remeasurement of private warrants during the prior year quarter and a gain on such remeasurement in the current year period. This decrease was offset by increases in operating expenses during the current quarter, as discussed in the sections above.

Liquidity and Capital Resources

Our primary sources of liquidity are currently equity issuances and debt financings. As of March 31, 2022 we had $210.0 million in cash and cash equivalents. While we believe we have established a growing source of revenue that will be sufficient to cover our ongoing operating costs once our production reaches scale, we are currently experiencing a period of significant capital expenditures resulting from the ongoing expansion and construction of our manufacturing and production facilities.

Excluding pre-engineering costs, capitalized interest and internal labor and overhead, we have invested $122.3 million in the Phase II expansion through March 31, 2022. In total, we expect to invest $128 million in the Kentucky Facility by the time it is completed. We broke ground on our Greenfield Facility construction ahead of schedule in November 2021 and started placing orders for long-lead time equipment items to mitigate the impacts of ongoing inflation and delivery delays that may result from global supply chain challenges. As of March 31, 2022, we have invested $100 million of capital for the Greenfield Facility, excluding capitalized interest, internal labor and overhead. The completion of the Greenfield Facility is contingent upon receiving additional financing. We believe we have adequate liquidity to fund our operations for the next twelve months.

We have open purchase orders related to our Kentucky Facility Phase II expansion and our Greenfield plant construction totaling $125.7 million with anticipated delivery at various dates through August 2024.

As of March 31, 2022, our most significant borrowing facilities are our 3.25% Convertible Senior Notes and our Subordinated Term Loan described below.

3.25% Convertible Senior Notes

On December 21, 2021, we issued $240 million principal amount of our 3.250% Convertible Senior Notes due 2026 (“Notes”), subject to an indenture (“Indenture”).

The Notes are our senior, unsecured obligations and accrue interest at a rate of 3.250% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. The terms of the Notes are complex and can be found in greater detail in our Annual Report for the year ended December 31, 2021. We will settle conversions by paying or delivering, as applicable, cash, shares of common stock or a combination of cash and shares, at our election. The initial conversion rate, which is subject to change, is approximately $10.79 per share of common stock. If certain liquidity conditions are met, we may redeem the Notes between December 19, 2024, and October 20, 2026. The Notes will mature on December 15, 2026.

Capped Calls

Also in December 2021, in connection with the Notes, we purchased capped calls (“Capped Calls”) with certain well-capitalized financial institutions for $35 million. The Capped Calls are call options that permit us, at our option, to require the counterparties to deliver to us shares of our common stock. We may also net-settle the Capped Calls and receive cash instead of shares. We have not exercised any of the Capped Calls at March 31, 2022, and the Capped Calls expire on April 12, 2027.

Subordinated Term Loan

In March 2019, we, through a subsidiary, entered into a subordinated second credit agreement (“Subordinated Term Loan”) for $10 million in term loans. The term loans mature on February 13, 2024 and require monthly interest only payments, with the outstanding principal balance due at maturity. The Subordinated Term Loan provides for “springing” financial covenants including a maximum capital expenditures limit, leverage ratio, fixed charge coverage ratio and adjusted EBITDA covenants, certain of which became more restrictive over time, and which do not apply as long as the borrowing subsidiary maintains an unrestricted cash deposit of at least $10 million.

The Subordinated Term Loan remains secured by all real and personal property of the borrowing subsidiary and its subsidiaries but is subordinated to all other existing lenders. At March 31, 2022, we were in compliance with all financial covenants.

Cash Flows for the Three Months Ended March 31, 2022 and 2021:

The following table summarizes our cash flows from operating, investing and financing activities:

	Three Months Ended March 31,
(in thousands)	2022	2021
Net cash used in operating activities	$(17,605)	$(14,208)
Net cash used in investing activities	$(58,916)	$(23,893)
Net cash provided by (used) in financing activities	$78	$(26,566)

Cash flows from operating activities

Net cash used in operating activities was $17.6 million during the current quarter and was $14.2 million during the comparable period for 2021. The period-to-period change was primarily attributable to changes in working capital.

Cash flows from investing activities

In the current quarter, we used $58.9 million for the purchase of property, plant and equipment which exceeds the $23.9 million for such purchases in the prior year quarter. During 2022, we continued construction of the Greenfield Facility and Phase II of our expansion of our Kentucky Facility.

Cash flows from financing activities

For the current quarter, net cash provided by financing activities of $0.1 million consisted primarily of:

•
Proceeds from the exercise of stock options and ESPP units of $0.4 million;
•
Repayments of debt of $0.2 million

In the prior year quarter, net cash used in financing activities of $26.6 million consisted primarily of:

•
Principal payments of long-term debt of $27.0 million;
•
Proceeds from the exercise of stock options of $1.2 million

Off-balance Sheet Arrangements

At March 31, 2022, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including potential losses arising from adverse changes in market prices and rates, such as various commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Our primary financial instruments are cash and cash equivalents. This includes cash in banks and highly rated, liquid money market investments. We believe these instruments are not subject to material potential near-term losses in future earnings from reasonably possible near-term changes in market rates or prices.

Commodity Price Risk

Our products are made using various purchased components and several basic raw materials, in particular PLA, polybutylene succinate (“PBS”), polybutylene adipate terephthalate (“PBAT”) and canola oil. We expect prices for these items to fluctuate based on marketplace demand and other factors, such as the effect of the Russian invasion of Ukraine on canola oil prices. Our product margins and level of profitability may fluctuate whether or not we pass increases in purchased component and raw material costs on to our customers.

Item 4. CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls can prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There are inherent limitations in all control systems, including the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of one or more persons. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and, while our disclosure controls and procedures are designed to be effective under circumstances where they should reasonably be expected to operate effectively, there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Because of the inherent limitations in any control system, misstatements due to error or fraud may occur and not be detected.

Evaluation of Disclosure Controls and Procedures

On August 11, 2021, we completed the acquisition of Danimer Catalytic Technologies. SEC guidance permits management to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition. In conducting our evaluation of the effectiveness of our internal control over financial reporting, we excluded Danimer Catalytic Technologies in our evaluation during the three-month period ended March 31, 2022. We are in the process of incorporating Danimer Catalytic Technologies into our system of internal control over financial reporting.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

We have evaluated the effectiveness of our disclosure controls and procedures for the three month period ended March 31, 2022. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the date of this report, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were not effective due to material weaknesses in our internal control over financial reporting that were disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts discussed below, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the three month period ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Previously Identified Material Weaknesses

As previously described in Part II, Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2021, we began implementing remediation plans to address the material weaknesses referenced above. The weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

PART II—OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

Refer to the information provided in Note 15 to the Notes to the Condensed Consolidated Financial Statements presented in Part I, Item 1. of this report.

Item 1A. RISK FACTORS

There have been no material changes in our risk factors from those disclosed in Part I, Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2021.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

Item 6. EXHIBITS

Exhibit No.	Description
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this quarterly report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc.

Date: May 10, 2022	By:	/s/ Stephen E. Croskrey
Stephen E. Croskrey
Chief Executive Officer
(Principal Executive Officer)

Date: May 10, 2022	By:	/s/ Michael A. Hajost
Michael A. Hajost
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen E. Croskrey, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Danimer Scientific, Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2022	By:	/s/ Stephen E. Croskrey
Stephen E. Croskrey
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael A. Hajost certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Danimer Scientific, Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2022	By:	/s/ Michael A. Hajost
Michael A. Hajost
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

I, Stephen E. Croskrey, certify, as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Quarterly Report of Danimer Scientific, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2022 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-Q fairly presents in all material respects the financial condition and results of operations of Danimer Scientific, Inc. at the dates and for the periods indicated.

Date: May 10, 2022

By:	/s/ Stephen E. Croskrey
Stephen E. Croskrey
Chief Executive Officer (Principal Executive Officer)

I, Michael A. Hajost, certify, as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Quarterly Report of Danimer Scientific, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2022 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-Q fairly presents in all material respects the financial condition and results of operations of Danimer Scientific, Inc. at the dates and for the periods indicated.

Date: May 10, 2022

By:	/s/ Michael A. Hajost
Michael A. Hajost
Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Danimer Scientific, Inc. and will be retained by Danimer Scientific, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.